July 22, 2013

Via EDGAR

Mr. Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 2561

Washington, DC 20549

Re:	Erickson Air-Crane Incorporated Amendment No. 1 to Registration Statement on Form S-3 Filed July 11, 2013 File No. 333-189196

Dear Mr. Dobbie:

This letter is submitted on behalf of Erickson Air-Crane Incorporated (the “Company”) in response to the comment that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s registration statement on Form S-3 (the “Registration Statement”), as set forth in your letter to the Company dated July 19, 2013. The Company is filing via EDGAR under separate cover Amendment No. 2 to the Registration Statement on Form S-3 (the “Amended S-3”) in response to the Staff’s comment. Please note that the Amended S-3 also includes other updates to the Company’s disclosures and internal conforming changes. For reference purposes, the text of the comment contained in your letter dated July 19, 2013 has been reproduced herein (in bold), with the Company’s response below the comment.

Plan of Distribution, page 9

1.	We note your response to our prior comment 3. Please revise this section to state that the selling stockholders “may be deemed” underwriters.

Company Response: In response to the Staff’s comment, the Company has disclosed on page 9 of the Amended S-3 that the selling stockholders may be deemed underwriters with respect to the shares of Company common stock being registered for resale.

*    *    *

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s attention to the review of the Registration Statement. Please contact me at (503) 505-5815 or Michael Reed of DLA Piper LLP (US) at (202) 799-4229 if you have any questions about the Registration Statement of this letter.

Sincerely,

/s/ Charles Ryan

Charles Ryan

Chief Financial Officer, Senior Vice President,

Chief Accounting Officer, and Principal Accounting Officer

cc:	Donald E. Field (SEC Division of Corporation Finance)

Udo Reider (CEO, Erickson Air-Crane Incorporated)

Edward Rizzuti (General Counsel, Erickson Air-Crane Incorporated)

Michael Reed (DLA Piper LLP (US))

Michael Hutchings (DLA Piper LLP (US))

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